Exhibit 21

RAYTHEON COMPANY SUBSIDIARIES

Name of Subsidiary	Jurisdiction
Forcepoint LLC	Delaware

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted from this Exhibit the names of its subsidiaries which, considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

Raytheon Systems Limited, a company organized in England, a consolidated wholly-owned subsidiary, would constitute a significant subsidiary but is excluded from the above table because it is deemed to be in the same line of business as Raytheon Company.

The following entities are excluded from the above table because they are deemed to be in the same line of business as Forcepoint LLC: Raytheon Oakley Systems, LLC, which, together with its wholly-owned subsidiaries, wholly owns Forcepoint LLC; and Websense, LLC, a wholly-owned subsidiary of Forcepoint LLC. Raytheon Company, together with a wholly-owned subsidiary, holds 80.3% of all ownership interests in Raytheon Oakley Systems, LLC, and Vista Equity Partners holds the remaining 19.7% of ownership interests in Raytheon Oakley Systems, LLC.